FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 31, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, March 31, 2009 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that at the meeting held on March 27, 2009, the Company’s Board of Directors considered and resolved to accept Adalberto Santiago Barbalho’s resignation from his position as Director of Refining and Petrochemicals, effective April 1, 2009.

In addition, as a result of the above mentioned resignation, the Company’s Board resolved to appoint Valdison Moreira as Director of Refining and Petrochemicals, effective April 1, 2009, and expressly stated that the Director so appointed will directly report to the Board of Directors as provided in Section 270 of the Business Associations Law under which he is responsible to the Company and third parties for the proper performance of his duties to the same extent as Directors.

Adalberto Santiago Barbalho will hold a senior management position at Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 03/31/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney